UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 30)

NACCO Industries, Inc.

(Name of Issuer)

Class B Common Stock, par value $1.00 per share

(Title of Class of Securities)

629579202

(CUSIP Number)

Alfred M. Rankin, Jr.

5875 Landerbrook Drive, Suite 300

Cleveland, Ohio 44124-4017

(440) 449-9600

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 2024

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 629579202	Schedule 13D/A	Page 2 of 20

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Alfred M. Rankin, Jr.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO – See Item 3
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 203,972
	8	SHARED VOTING POWER 872,371
	9	SOLE DISPOSITIVE POWER 203,972
	10	SHARED DISPOSITIVE POWER 872,371

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,076,343
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 68.74%
14	TYPE OF REPORTING PERSON* IN

CUSIP No. 629579202	Schedule 13D/A	Page 3 of 20

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Victoire G. Rankin
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO – See Item 3
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 203,972
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,076,343

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,076,343
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 68.74%
14	TYPE OF REPORTING PERSON* IN

CUSIP No. 629579202	Schedule 13D/A	Page 4 of 20

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Roger F. Rankin
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO – See Item 3
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 204,919
	8	SHARED VOTING POWER 872,371
	9	SOLE DISPOSITIVE POWER 204,919
	10	SHARED DISPOSITIVE POWER 872,371

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,077,290
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 68.80%
14	TYPE OF REPORTING PERSON* IN

CUSIP No. 629579202	Schedule 13D/A	Page 5 of 20

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Alison A. Rankin
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO – See Item 3
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 204,919
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,077,290

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,077,290
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 68.80%
14	TYPE OF REPORTING PERSON* IN

CUSIP No. 629579202	Schedule 13D/A	Page 6 of 20

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Jacob Alan Kuipers Main Trust u/a/d April 26, 2016, as amended
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO – See Item 3
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.00%
14	TYPE OF REPORTING PERSON* IN

CUSIP No. 629579202	Schedule 13D/A	Page 7 of 20

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Lauran Rankin Main Trust u/a/d December 23, 2015, as amended
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO – See Item 3
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.00%
14	TYPE OF REPORTING PERSON* IN

CUSIP No. 629579202	Schedule 13D/A	Page 8 of 20

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Lauran C. Rankin
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO – See Item 3
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.00%
14	TYPE OF REPORTING PERSON* IN

CUSIP No. 629579202	Schedule 13D/A	Page 9 of 20

Part II to Schedule 13D

The Schedule 13D originally filed on March 29, 1990, as amended and restated in its entirety pursuant to Regulation S-T Rule 101(a)(2) on March 20, 1992, as amended by Amendment No. 1 filed on March 28, 1995, as amended by Amendment No. 2 filed on March 21, 1996, as amended by Amendment No. 3 filed on November 26, 1996, as amended by Amendment No. 4 filed on January 10, 1997, as amended by Amendment No. 5 filed on March 19, 1997, as amended by Amendment No. 6 filed on March 25, 1999, as amended by Amendment No. 7 filed on March 30, 2000, as amended by Amendment No. 8 filed on February 14, 2001, as amended by Amendment No. 9 filed on February 14, 2002, as amended by Amendment No. 10 filed on February 14, 2003, as amended by Amendment No. 11 filed on February 17, 2004, as amended by Amendment No. 12 filed on February 15, 2005, as amended by Amendment No. 13 filed on February 14, 2006, as amended by Amendment No. 14 filed on February 14, 2007, as amended by Amendment No. 15 filed on February 14, 2008, as amended by Amendment No. 16 filed on February 13, 2009, as amended by Amendment No. 17 filed on February 16, 2010, as amended by Amendment No. 18 filed on February 14, 2011, as amended by Amendment No. 19 filed on February 14, 2012, as amended by Amendment No. 20 filed on February 14, 2013, as amended by Amendment No. 21 filed on February 14, 2014, as amended by Amendment No. 22 filed on February 13, 2015, as amended by Amendment No. 23 filed on February 12, 2016, as amended by Amendment No. 24 filed on February 14, 2017, as amended by Amendment No. 25 filed on February 13, 2018, as amended by Amendment No. 26 filed on February 13, 2020, as amended by Amendment No. 27 filed on February 12, 2021, as amended by Amendment No. 28 filed on February 11, 2022 and as amended by Amendment No. 29 filed on February 10, 2023 (collectively, the “Filings”), related to shares of Class B common stock (“Class B Common”) of NACCO Industries, Inc. (the “Company”) held by certain signatories to the Stockholders’ Agreement, dated as of March 15, 1990, as amended and restated on September 29, 2017, as further amended as of February 14, 2019, as further amended as of February 12, 2021, as further amended as of February 14, 2022, as further amended as of February 10, 2023 and as further amended as of February 9, 2024, among the signatories thereto, the Company and PNC Bank, NA, as depository, is hereby further amended as follows. Capitalized terms used herein but not defined herein shall have the meanings assigned to such terms in the Filings.

Item 2. Identity and Background.

(a)–(c) Item 2 of the Filings is hereby amended as follows:

The statements under the heading Alfred M. Rankin, Jr. which appear in the Filings, are hereby deleted and replaced by the following:

Alfred M. Rankin, Jr. Mr. Rankin’s resident address is 7421 Markell Road, Waite Hill, Ohio 44094. He is (a) Non-Executive Chairman of Hamilton Beach Brands Holding Company, a Delaware corporation at 4421 Waterfront Dr., Glen Allen, Virginia 23060, (b) Executive Chairman of Hyster-Yale Materials Handling, Inc. at 5875 Landerbrook Drive, Suite 300, Cleveland, Ohio 44124 and (c) Non-Executive Chairman of the Company at 5875 Landerbrook Drive, Suite 220, Cleveland, Ohio 44124.

The following new Reporting Persons shall be added:

Jacob Alan Kuipers Main Trust u/a/d April 26, 2016, as amended. Jacob A. Kuipers is the trustee of the trust. Mr. Kuipers’ address is 150 Miles Road, Chagrin Falls, Ohio 44022. Mr. Kuipers is a Partner with McDermott Will & Emery.

Lauran Rankin Main Trust u/a/d December 23, 2015, as amended. Lauran C. Rankin is the trustee of the trust. Ms. Rankin’s address is 103 Marion Avenue, Lake Forest, IL 60045. Ms. Rankin is an Adjunct Professor at National Louis University.

Lauran C. Rankin. Ms. Rankin’s resident address is 103 Marion Avenue, Lake Forest, IL 60045. Ms. Rankin is an Adjunct Professor at National Louis University.

CUSIP No. 629579202	Schedule 13D/A	Page 10 of 20

The statements under the heading Martha S. Kelly which appear in the Filings, are hereby deleted in their entirety.

The statements under the heading Susan Sichel which appear in the Filings, are hereby deleted in their entirety.

The statements under the heading Jennifer T. Jerome which appear in the Filings, are hereby deleted in their entirety.

The statements under the heading Caroline T. Ruschell which appear in the Filings, are hereby deleted in their entirety.

The statements under the heading David F. Taplin which appear in the Filings, are hereby deleted in their entirety.

The statements under the heading Beatrice B. Taplin which appear in the Filings, are hereby deleted in their entirety.

The statements under the heading Theodore D. Taplin which appear in the Filings, are hereby deleted in their entirety.

The statements under the heading Britton T. Taplin which appear in the Filings, are hereby deleted in their entirety.

The statements under the heading Frank F. Taplin which appear in the Filings, are hereby deleted in their entirety.

The statements under the heading The Trust created under the Agreement, dated October 15, 1975, between PNC Bank and Britton T. Taplin, as successor trustee, for the benefit of Theodore D. Taplin which appear in the Filings, are hereby deleted in their entirety.

The statements under the heading The Trust created under the Agreement, dated December 30, 1977, as supplemented, amended and restated, between National City Bank, as trustee, and Britton T. Taplin for the benefit of Britton T. Taplin which appear in the Filings, are hereby deleted in their entirety.

The statements under the heading National City Bank as agent under the Agreement, dated July 16, 1969, with Margaret E. Taplin which appear in the Filings, are hereby deleted in their entirety.

The statements under the heading Trust created under the Agreement, dated July 24, 1998, as amended, between Frank F. Taplin, as trustee, and Frank F. Taplin, for the benefit of Frank F. Taplin which appear in the Filings, are hereby deleted in their entirety.

The statements under the heading Marital Trust created by the Agreement, dated January 21, 1966, as supplemented, amended and restated, between National City Bank and Beatrice Taplin, as Trustees, and Thomas E. Taplin, for the benefit of Beatrice B. Taplin which appear in the Filings, are hereby deleted in their entirety.

The statements under the heading Taplin Annuity Trust #1 of Beatrice B. Taplin dated June 18, 2011 which appear in the Filings, are hereby deleted in their entirety.

The statements under the heading The Beatrice B. Taplin Trust/Custody dtd December 12, 2001, Beatrice B. Taplin, as Trustee, for the benefit of Beatrice B. Taplin which appear in the Filings, are hereby deleted in their entirety.

CUSIP No. 629579202	Schedule 13D/A	Page 11 of 20

The statements under the heading Ngaio T. Lowry Trust, dated February 26, 1998, Caroline T. Ruschell, Trustee which appear in the Filings, are hereby deleted in their entirety.

The statements under the heading Caroline T. Ruschell Trust Agreement dated December 8, 2005, Caroline T. Ruschell as Trustee which appear in the Filings, are hereby deleted in their entirety.

The statements under the heading Thomas E. Taplin Exempt Family Trust u/a dated January 21, 1966 and as amended, Beatrice Taplin, Trustee which appear in the Filings, are hereby deleted in their entirety.

The statements under the heading Thomas E. Taplin Exempt Family Trust u/a dated January 21, 1966 amended, per IRC 1015(A) Dual Basis Sub-Account Beatrice Taplin, Trustee which appear in the Filings, are hereby deleted in their entirety.

The statements under the heading DiAhn Taplin which appear in the Filings, are hereby deleted in their entirety.

Item 5. Interest in Securities of the Issuer.

(a)—(c) Although each Reporting Person disclaims beneficial ownership of any shares of Class B Common beneficially owned by each other Reporting Person, pursuant to the Act and regulations thereunder the Reporting Persons may be deemed as a group to have acquired beneficial ownership of 1,542,757 shares of Class B Common, the aggregate number of shares of Class B Common which are subject to the terms of the Stockholders’ Agreement, representing 98.53% of the outstanding Class B Common as of December 31, 2023.

The statements under the heading Alfred M. Rankin, Jr. which appear in the Filings, are hereby deleted and replaced by the following:

Alfred M. Rankin, Jr. Mr. Rankin has the sole power to vote and to dispose of 203,972 shares of Class B Common. Mr. Rankin (a) as trustee and beneficiary of certain trusts, shares the power to vote the 472,371 shares of Class B Common held by Rankin I with the other general partners of Rankin I and shares the power to dispose of the 472,371 shares of Class B Common held by Rankin I with the other general partners and limited partners of Rankin I and (b) as trustee and beneficiary of certain trusts, shares the power to vote the 400,000 shares of Class B Common held by Rankin IV with the other general partners of Rankin IV and shares the power to dispose of the 400,000 shares of Class B Common held by Rankin IV with the other general partners and limited partners of Rankin IV. Collectively, the 1,076,343 shares of Class B Common beneficially owned by Alfred M. Rankin, Jr. constitute approximately 68.74% of the Class B Common outstanding as of December 31, 2023.

The statements under the heading Victoire G. Rankin which appear in the Filings, are hereby deleted and replaced by the following:

Victoire G. Rankin. Ms. Rankin is deemed to share with her spouse (Alfred M. Rankin, Jr.) the power to vote and to dispose of 203,972 shares of Class B Common and to dispose of (a) 472,371 shares of Class B Common held by Rankin I with the other general partners and limited partners of Rankin I and (b) 400,000 shares of Class B Common held by Rankin IV with the other general partners and limited partners of Rankin IV. Collectively, the 1,076,343 shares of Class B Common beneficially owned by Victoire G. Rankin constitute approximately 68.74% of the Class B Common outstanding as of December 31, 2023.

The statements under the heading Roger F. Rankin which appear in the Filings, are hereby deleted and replaced by the following:

Roger F. Rankin. Mr. Rankin has the sole power to vote and to dispose of 204,919 shares of Class B Common. Mr. Rankin (a) as trustee and beneficiary of certain trusts, shares the power to vote the 472,371 shares of Class B Common held by Rankin I with the other general partners of Rankin I and shares the power to dispose of the 472,371 shares of Class B Common held by Rankin I with the other general partners and limited partners of Rankin I and (b) as trustee and beneficiary of certain trusts, shares the power to vote the 400,000 shares of Class B Common

CUSIP No. 629579202	Schedule 13D/A	Page 12 of 20

held by Rankin IV with the other general partners of Rankin IV and shares the power to dispose of the 400,000 shares of Class B Common held by Rankin IV with the other general partners and limited partners of Rankin IV. Collectively, the 1,077,290 shares of Class B Common beneficially owned by Roger F. Rankin constitute approximately 68.80% of the Class B Common outstanding as of December 31, 2023.

The statements under the heading Alison A. Rankin which appear in the Filings, are hereby deleted and replaced by the following:

Alison A. Rankin. Ms. Rankin is deemed to share with her spouse (Roger F. Rankin) the power to vote and to dispose of 204,919 shares of Class B Common and to dispose of (a) 472,371 shares of Class B Common held by Rankin I with the general partners and other limited partners of Rankin I and (b) 400,000 shares of Class B Common held by Rankin IV with the general partners and other limited partners of Rankin IV. Collectively, the 1,077,290 shares of Class B Common beneficially owned by Alison A. Rankin constitute approximately 68.80% of the Class B Common outstanding as of December 31, 2023.

The following new Reporting Persons shall be added:

Jacob Alan Kuipers Main Trust u/a/d April 26, 2016, as amended. The trust has no power to vote or dispose of any shares of Class B Common. Jacob A. Kuipers, as trustee, has the sole power to vote and dispose of the shares of Class B Common held by the trust.

Lauran Rankin Main Trust u/a/d December 23, 2015, as amended. The trust has no power to vote or dispose of any shares of Class B Common. Lauran C. Rankin, as trustee, has the sole power to vote and dispose of the shares of Class B Common held by the trust.

Lauran C. Rankin. Ms. Rankin owns no Class B Common.

The statements under the heading Martha S. Kelly which appear in the Filings, are hereby deleted in their entirety.

The statements under the heading Susan Sichel which appear in the Filings, are hereby deleted in their entirety.

The statements under the heading Jennifer T. Jerome which appear in the Filings, are hereby deleted in their entirety.

The statements under the heading Caroline T. Ruschell which appear in the Filings, are hereby deleted in their entirety.

The statements under the heading David F. Taplin which appear in the Filings, are hereby deleted in their entirety.

The statements under the heading Beatrice B. Taplin which appear in the Filings, are hereby deleted in their entirety.

The statements under the heading Theodore D. Taplin which appear in the Filings, are hereby deleted in their entirety.

The statements under the heading Britton T. Taplin which appear in the Filings, are hereby deleted in their entirety.

The statements under the heading Frank F. Taplin which appear in the Filings, are hereby deleted in their entirety.

CUSIP No. 629579202	Schedule 13D/A	Page 13 of 20

The statements under the heading The Trust created under the Agreement, dated October 15, 1975, between PNC Bank and Britton T. Taplin, as successor trustee, for the benefit of Theodore D. Taplin which appear in the Filings, are hereby deleted in their entirety.

The statements under the heading The Trust created under the Agreement, dated December 30, 1977, as supplemented, amended and restated, between National City Bank, as trustee, and Britton T. Taplin for the benefit of Britton T. Taplin which appear in the Filings, are hereby deleted in their entirety.

The statements under the heading National City Bank as agent under the Agreement, dated July 16, 1969, with Margaret E. Taplin which appear in the Filings, are hereby deleted in their entirety.

The statements under the heading Trust created under the Agreement, dated July 24, 1998, as amended, between Frank F. Taplin, as trustee, and Frank F. Taplin, for the benefit of Frank F. Taplin which appear in the Filings, are hereby deleted in their entirety.

The statements under the heading Marital Trust created by the Agreement, dated January 21, 1966, as supplemented, amended and restated, between National City Bank and Beatrice Taplin, as Trustees, and Thomas E. Taplin, for the benefit of Beatrice B. Taplin which appear in the Filings, are hereby deleted in their entirety.

The statements under the heading Taplin Annuity Trust #1 of Beatrice B. Taplin dated June 18, 2011 which appear in the Filings, are hereby deleted in their entirety.

The statements under the heading The Beatrice B. Taplin Trust/Custody dtd December 12, 2001, Beatrice B. Taplin, as Trustee, for the benefit of Beatrice B. Taplin which appear in the Filings, are hereby deleted in their entirety.

The statements under the heading Ngaio T. Lowry Trust, dated February 26, 1998, Caroline T. Ruschell, Trustee which appear in the Filings, are hereby deleted in their entirety.

The statements under the heading Caroline T. Ruschell Trust Agreement dated December 8, 2005, Caroline T. Ruschell as Trustee which appear in the Filings, are hereby deleted in their entirety.

The statements under the heading Thomas E. Taplin Exempt Family Trust u/a dated January 21, 1966 and as amended, Beatrice Taplin, Trustee which appear in the Filings, are hereby deleted in their entirety.

The statements under the heading Thomas E. Taplin Exempt Family Trust u/a dated January 21, 1966 amended, per IRC 1015(A) Dual Basis Sub-Account Beatrice Taplin, Trustee which appear in the Filings, are hereby deleted in their entirety.

The statements under the heading DiAhn Taplin which appear in the Filings, are hereby deleted in their entirety.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

The information provided with respect to the Stockholders’ Agreement is hereby amended by inserting at the end thereof the following:

Effective February 9, 2024, each of the Issuer, the new Participating Stockholders and the Participating Stockholders executed and delivered an Amendment to the Stockholders’ Agreement amending the Amended and Restated Stockholders’ Agreement to add additional and remove certain Participating Stockholders under the Stockholders’ Agreement. A copy of the Fifth Amendment to the Amended and Restated Stockholders’ Agreement is attached hereto as Exhibit 69 and is incorporated herein in its entirety.

CUSIP No. 629579202	Schedule 13D/A	Page 14 of 20

Item 7. Material to be Filed as Exhibits.

Exhibit 69	Fifth Amendment to Amended and Restated Stockholders’ Agreement, dated as of February 9, 2024, by and between the Depository, the Issuer, the new Participating Stockholders and the Participating Stockholders.

Exhibit 70	Joint Filing Agreement.

[Signatures begin on the next page.]

[The remainder of this page was intentionally left blank.]

CUSIP No. 629579202	Schedule 13D/A	Page 15 of 20

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Date: February 12, 2024

By:	/s/ Alfred M. Rankin, Jr.

Alfred M. Rankin, Jr., on behalf of himself, and as:

Attorney-in-Fact for Clara L. T. Rankin*

Attorney-in-Fact for Alfred M. Rankin, Jr.*

Attorney-in-Fact for Victoire G. Rankin*

Attorney-in-Fact for Helen Rankin Butler (f/k/a Helen P. Rankin)*

Attorney-in-Fact for Clara T. Rankin Williams (f/k/a Clara T. Rankin)*

Attorney-in-Fact for Thomas T. Rankin*

Attorney-in-Fact for Matthew M. Rankin*

Attorney-in-Fact for James T. Rankin*

Attorney-in-Fact for Claiborne R. Rankin*

Attorney-in-Fact for Chloe O. Rankin*

Attorney-in-Fact for Chloe R. Seelbach (f/k/a Chloe E. Rankin)*

Attorney-in-Fact for Claiborne R. Rankin, Jr.*

Attorney-in-Fact for Roger F. Rankin*

Attorney-in-Fact for Bruce T. Rankin*

Attorney-in-Fact for Rankin Management, Inc.*

Attorney-in-Fact for Rankin Associates I, L.P. (f/k/a CTR Family Associates, L.P.)*

Attorney-in-Fact for The Trust created under the Agreement, dated December 28, 1976, between National City Bank, as trustee, and Clara L.T. Rankin, for the benefit of grandchildren*

Attorney-in-Fact for The Trust created under the Agreement, dated July 20, 2000, as supplemented, amended and restated, between Alfred M. Rankin, Jr., as trustee, and Clara T. Rankin, for the benefit of Clara T. Rankin*

Attorney-in-Fact for The Trust created under the Agreement, dated September 28, 2000, as supplemented, amended and restated, between Alfred M. Rankin, Jr., as trustee, and Alfred M. Rankin, Jr., for the benefit of Alfred M. Rankin, Jr.*

Attorney-in-Fact for The Trust created under the Agreement, dated September 28, 2000, as supplemented, amended and restated, between Alfred M. Rankin, Jr., as trustee, and Victoire G. Rankin, for the benefit of Victoire G. Rankin*

Attorney-in-Fact for The Trust created under the Agreement, dated December 29, 1967, as supplemented, amended and restated, between Thomas T. Rankin, as trustee, and Thomas T. Rankin, creating a trust for the benefit of Thomas T. Rankin*

Attorney-in-Fact for The Trust created under the Agreement, dated June 22, 1971, as supplemented, amended and restated, between Claiborne R. Rankin, as trustee, and Claiborne R. Rankin, creating a trust for the benefit of Claiborne R. Rankin*

CUSIP No. 629579202	Schedule 13D/A	Page 16 of 20

Attorney-in-Fact for The Trust created under the Agreement, dated September 11, 1973, as supplemented, amended and restated, between Roger F. Rankin, as trustee, and Roger F. Rankin, creating a trust for the benefit of Roger F. Rankin*

Attorney-in-Fact for The Trust created under the Agreement, dated September 28, 2000, between Alfred M. Rankin, Jr., as trustee, and Bruce T. Rankin, for the benefit of Bruce T. Rankin*

Attorney-in-Fact for The Trust created under the Agreement, dated December 29, 1989, as supplemented, amended and restated, between Alfred M. Rankin, Jr., as trustee, and Clara T. (Rankin) Williams for the benefit of Clara T. (Rankin) Williams*

Attorney-in-Fact for The Trust created under the Agreement, dated December 29, 1989, as supplemented, amended and restated, between Alfred M. Rankin, Jr., as trustee, and Helen P. (Rankin) Butler for the benefit of Helen P. (Rankin) Butler*

Attorney in Fact for Corbin Rankin*

Attorney in Fact for Alison A. Rankin*

Attorney-in-Fact for Alison A. Rankin, as trustee fbo A. Farnham Rankin under Irrevocable Trust No. 1, dated December 18, 1997, with Roger Rankin, Grantor*

Attorney-in-Fact for Alison A. Rankin, as trustee fbo Elisabeth M. Rankin under Irrevocable Trust No. 1, dated December 18, 1997, with Roger Rankin, Grantor*

Attorney-in-Fact for Rankin Associates II, L.P.*

Attorney-in-Fact for John C. Butler, Jr.*

Attorney in Fact for Clara Rankin Butler*

Attorney-in-Fact for David B. Williams*

Attorney-in-Fact for Griffin B. Butler*

Attorney-in-Fact for Claiborne R. Rankin as Trustee of the Claiborne R. Rankin, Jr. Revocable Trust dated August 25, 2000*

Attorney-in-Fact for Alison A. Rankin as Trustee under Irrevocable Trust No. 2, dated September 11, 2000, for the benefit of A. Farnham Rankin*

Attorney-in-Fact for Alison A. Rankin as Trustee under Irrevocable Trust No. 2, dated September 11, 2000, for the benefit of Elisabeth M. Rankin*

Attorney-in-Fact for Alison A. Rankin as Trustee of the Alison A. Rankin Revocable Trust, dated September 11, 2000*

Attorney-in-Fact for The Trust created under the Agreement, dated December 20, 1993, between Thomas T. Rankin, as co-trustee, Matthew M. Rankin, as co-trustee, and Matthew M. Rankin, for the benefit of Matthew M. Rankin*

Attorney-in-Fact for Scott Seelbach*

Attorney-in-Fact for Margo Jamison Victoire Williams

(by Clara Rankin Williams as Custodian)*

CUSIP No. 629579202	Schedule 13D/A	Page 17 of 20

Attorney-in-Fact for Trust created under the Agreement, dated June 1, 1995, between Chloe O. Rankin, as Trustee, and Chloe O. Rankin, for the benefit of Chloe O. Rankin*

Attorney-in-Fact for Trust created by the Agreement, dated June 17, 1999, between John C. Butler, Jr., as trustee, and John C. Butler, Jr., creating a trust for the benefit of John C. Butler, Jr.*

Attorney-in-Fact for Clara Rankin Butler 2002 Trust, dated November 5, 2002*

Attorney-in-Fact for Griffin Bedwell Butler 2002 Trust, dated November 5, 2002*

Attorney-in-Fact for Elizabeth B. Rankin*

Attorney-in-Fact for Margo Jamison Victoire Williams 2004 Trust created by the Agreement, dated December 10, 2004, between David B.H. Williams, as trustee, and Clara Rankin Williams, creating a trust for the benefit of Margo Jamison Victoire Williams*

Attorney-in-Fact for Helen Charles Williams 2004 Trust created by the Agreement, dated December 10, 2004, between David B.H. Williams, as trustee, and Clara Rankin Williams, creating a trust for the benefit of Helen Charles Williams*

Attorney-in-Fact for Helen Charles Williams (by David B.H. Williams as Custodian)*

Attorney-in-Fact for Julia L. Rankin Kuipers*

Attorney-in-Fact for Trust created by the Agreement, dated December 21, 2004, between Claiborne R. Rankin, as trustee, and Julia L. Rankin, creating a trust for the benefit of Julia L. Rankin*

Attorney-in-Fact for Thomas Parker Rankin*

Attorney-in-Fact for Taplin Elizabeth Seelbach (by Scott Seelbach as Custodian)*

Attorney-in-Fact for Trust created by the Agreement, dated December 21, 2004, between Chloe R. Seelbach, as trustee, and Claiborne R. Rankin, creating a trust for the benefit of Taplin Elizabeth Seelbach*

Attorney-in-Fact for Rankin Associates IV, L.P.*

Attorney-in-Fact for Trust created by the Agreement,

dated May 10, 2007, between Mathew M. Rankin, as Grantor, and Mathew M. Rankin and James T. Rankin, as co-trustees, for the benefit of Mary Marshall Rankin*

Attorney-in-Fact for Trust created by Agreement, dated

May 10, 2007, between Mathew M. Rankin, as trustee, and James T. Rankin, creating a trust for the benefit of William Alexander Rankin*

Attorney-in-Fact for Trust created by the Agreement

dated December 21, 2004, between Chloe R. Seelbach, as trustee, and Claiborne R. Rankin, creating a trust for the benefit of Isabelle Scott Seelbach*

Attorney-in-Fact for Lynne Turman Rankin*

Attorney-in-Fact for Jacob A. Kuipers*

Attorney-in-Fact for 2012 Chloe O. Rankin Trust*

Attorney-in-Fact for 2012 Corbin K. Rankin Trust*

Attorney-in-Fact for 2012 Alison A. Rankin Trust*

Attorney-in-Fact for 2012 Helen R. Butler Trust*

Attorney-in-Fact for 2012 Clara R. Williams Trust*

CUSIP No. 629579202	Schedule 13D/A	Page 18 of 20

Attorney-in-Fact for The David B.H. Williams Trust, David B.H. Trustee u/a/d October 14, 2009*

Attorney-in-Fact for Mary Marshall Rankin (by Matthew M. Rankin, as Custodian)*

Attorney-in-Fact for William Alexander Rankin (by Matthew M. Rankin, as Custodian)*

Attorney-in-Fact for Margaret Pollard Rankin (by James T. Rankin, as Custodian)*

Attorney-in-Fact for Trust created by the Agreement, dated April 10, 2009, between Chloe R. Seelbach, as trustee, creating a trust for the benefit of Chloe R. Seelbach*

Attorney-in-Fact for Trust created by the Agreement, dated December 21, 2004, between Chloe R. Seelbach, as trustee, and Claiborne R. Rankin, creating a trust for the benefit of Thomas Wilson Seelbach*

Attorney-in-Fact for Isabelle Seelbach (by Chloe R. Seelbach, as Custodian)*

Attorney-in-Fact for Elisabeth M. Rankin (by Alison A. Rankin, as Custodian)*

Attorney-in-Fact for A. Farnham Rankin*

Attorney-in-Fact for Alfred M. Rankin Jr. -Roth IRA-Brokerage Account*******

Attorney-in-Fact for John C. Butler, Jr. -Roth IRA-Brokerage Account*******

Attorney-in-Fact for BTR 2012 GST for Helen R. Butler*

Attorney-in-Fact for BTR 2012 GST for Clara R. Williams*

Attorney-in-Fact for BTR 2012 GST for James T. Rankin*

Attorney-in-Fact for BTR 2012 GST for Matthew M. Rankin*

Attorney-in-Fact for BTR 2012 GST for Thomas P. Rankin*

Attorney-in-Fact for BTR 2012 GST for Chloe R. Seelbach*

Attorney-in-Fact for BTR 2012 GST for Claiborne R. Rankin, Jr.*

Attorney-in-Fact for BTR 2012 GST for Julia R. Kuipers*

Attorney-in-Fact for BTR 2012 GST for Anne F. Rankin*

Attorney-in-Fact for BTR 2012 GST for Elisabeth M. Rankin*

Attorney-in-Fact for The Anne F. Rankin Trust dated August 15, 2012*

Attorney-in-Fact for Trust created by the Agreement, dated August 20, 2009 between James T. Rankin, as Trustee, and James T. Rankin, creating a trust for the benefit of James T. Rankin*

Attorney-in-Fact for Thomas P.K. Rankin, Trustee of the trust created by agreement, dated February 2, 2011, as supplemented, amended and restated, between Thomas P.K. Rankin, as trustee, and Thomas P.K. Rankin, creating a trust for the benefit of Thomas P.K. Rankin*

Attorney-in-Fact for Claiborne R. Rankin Trust

for children of Julia R. Kuipers dated December 27, 2013

under Custody Agreement dated December 27, 2013 fbo Evelyn R. Kuipers*

Attorney-in-Fact for AMR Associates, LP*

CUSIP No. 629579202	Schedule 13D/A	Page 19 of 20

Attorney-in-Fact for Claiborne R. Rankin Trust for Children of Claiborne R. Rankin, Jr. dtd 08/26/2016 FBO Claiborne Read Rankin III*

Attorney-in-Fact for Claiborne R. Rankin Trust for Children of Julia R. Kuipers dtd 12/27/2013 FBO Matilda Alan Kuipers**

Attorney-in-Fact for Claiborne Read Rankin III (by Claiborne R. Rankin, Jr. as Custodian)*

Attorney-in-Fact for Matilda Alan Kuipers (by Julia R. Kuipers, as Custodian)*

Attorney-in-Fact for Vested Trust for James T. Rankin, Jr. U/A/D December 4, 2015*

Attorney-in-Fact for Vested Trust for Margaret Pollard Rankin U/A/D December 4, 2015*

Attorney-in-Fact for Evelyn R. Kuipers (by Julia R. Kuipers, as Custodian)*

Attorney-in-Fact for James T. Rankin, Jr. (by James T. Rankin, as Custodian)*

Attorney-in-Fact for Thomas Wilson Seelbach (by Chloe R. Seelbach, as Custodian)*

Attorney-in-Fact for The Trust created under the Agreement, dated January 11, 1965, as supplemented, amended and restated, between PNC Bank, as Co-Trustee and Alfred M. Rankin, Jr., as Co-Trustee for the benefit of the grandchildren*

Attorney-in-Fact for Rankin Associates V, L.P.*

Attorney-in-Fact for Rankin Associates VI, L.P.*

Attorney-in-Fact for Elisabeth Marshall Rankin Trust u/a/d December 30, 2015 as amended**

Attorney-in-Fact for BTR 2020 GST Trust for Helen R. Butler***

Attorney-in-Fact for BTR 2020 GST Trust for Clara R. Williams***

Attorney-in-Fact for BTR 2020 GST Trust for Matthew M. Rankin***

Attorney-in-Fact for BTR 2020 GST Trust for James T. Rankin***

Attorney-in-Fact for BTR 2020 GST Trust for Thomas P.K. Rankin***

Attorney-in-Fact for BTR 2020 GST Trust for Chloe R. Seelbach***

Attorney-in-Fact for BTR 2020 GST Trust for Claiborne R. Rankin, Jr.***

Attorney-in-Fact for BTR 2020 GST Trust for Julia R. Kuipers***

Attorney-in-Fact for BTR 2020 GST Trust for Anne F. Rankin***

Attorney-in-Fact for BTR 2020 GST Trust for Elisabeth M. Rankin***

Attorney-in-Fact for CRW 2020 GST Trust for Margo J.V. Williams

Attorney-in-Fact for CRW 2020 GST Trust for Helen C. Williams***

Attorney-in-Fact for HRB 2020 GST Trust for Clara R. Butler***

CUSIP No. 629579202	Schedule 13D/A	Page 20 of 20

Attorney-in-Fact for HRB 2020 GST Trust for Griffin B. Butler***

Attorney-in-Fact for JCB 2020 GST Trust for Clara R. Butler***

Attorney-in-Fact for JCB 2020 GST Trust for Griffin B. Butler***

Attorney-in-Fact for Corbin K. Rankin Main Trust u/a/d November 30, 2015, as amended****

Attorney-in-Fact for Elizabeth B. Rankin Main Trust u/a/d November 10, 2015, as amended****

Attorney-in-Fact for Lynne T. Rankin Main Trust u/a/d December 4, 2015, as amended****

Attorney-in-Fact for Scott W. Seelbach Main Trust u/a/d December 22, 2015****

Attorney-in-Fact for Paige J. Rankin (by Claiborne R. Rankin, Jr., as custodian)*****

Attorney-in-Fact for Trust FBO Paige J. Rankin U/T/A Vested Trusts for Children of Claiborne R. Rankin, Jr., dated 8/26/2016*****

Attorney-in-Fact for Jacob Alan Kuipers Main Trust u/a/d April 26, 2016, as amended******

Attorney-in-Fact for Lauran Rankin Main Trust u/a/d December 23, 2015, as amended******

Attorney-in-Fact for Lauran C. Rankin******

*	The power of attorney authorizing the above named individual to act on behalf of each of the foregoing Reporting Persons is included in Exhibit 43 at pages 15 through 54.
**	The power of attorney authorizing the above named individual to act on behalf of each of the foregoing Reporting Persons is included in Exhibit 58 at page 5.
***	The power of attorney authorizing the above named individual to act on behalf of each of the foregoing Reporting Persons is included in Exhibit 60 at page 4.
****	The power of attorney authorizing the above named individual to act on behalf of each of the foregoing Reporting Persons is included in Exhibit 62 at page 4.
*****	The power of attorney authorizing the above named individual to act on behalf of each of the foregoing Reporting Persons is included in Exhibit 67 at page 4.
******	The power of attorney authorizing the above named individual to act on behalf of each of the foregoing Reporting Persons is included in Exhibit 69 at page 4.